SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

Publicly-held company

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY-THIRD

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, State of Paraná. 2. DATE AND TIME:June 24, 2014 – 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTER DISCUSSED AND RESOLUTION TAKEN:

I.         Following a request from the state of Paraná, Copel’s majority shareholder, and considering information from the CEO of Copel Distribuição S.A. that the suspensory effect, once granted, should not represent loss of revenue for the Distribution Company, the Board of Directors approved the submission of a request to the Brazilian Electricity Regulatory Agency - ANEEL to suspend the effects of the ANEEL Resolution, to be published as resolved by the 22nd  Annual Public Meeting of the Board of ANEEL, held on this date, June 24, 2014, until the definitive position in regard to the deferral of  energy tariff adjustment index of Copel Distribuição S.A. is presented by the Company and approved by ANEEL.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, LUIZ EDUARDO DA VEIGA SEBASTIANI, NATALINO DAS NEVES, and NEY AMILTON CALDAS FERREIRA.

The full version of the minutes of Copel’s 123rd Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06, registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 24, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.